JOINT PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE

CANADIAN ZINC AND PARKS CANADA SIGN RENEWED MEMORANDUM OF UNDERSTANDING

Ottawa, Ontario March 5, 2012 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) and Parks Canada are pleased to announce a renewed Memorandum of Understanding (“MOU”) regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve.

The Prairie Creek Mine is located in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River and in proximity to but outside the Nahanni National Park Reserve, which currently encircles the Prairie Creek Mine.

“We are pleased to have this new memorandum of understanding with Parks Canada which will ensure our continued cooperative relationship,” said John F. Kearney, Chairman of Canadian Zinc Corporation. “Canadian Zinc accepts the value of Nahanni National Park Reserve to Canadians and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the management and operations of the Park Reserve.”

“Parks Canada is committed to the ongoing protection and world class visitor experiences of Nahanni National Park Reserve and recognizes and respects the rights of Canadian Zinc to develop the proposed Prairie Creek mine,” said Alan Latourelle, CEO of Parks Canada. “In working collaboratively with Canadian Zinc to achieve our respective goals, we are able to balance environmental protection with economic development in the north and maximize benefits to Canadians.”

The MOU, which is valid for three years, replaces the previous MOU signed between the Parties in 2008. In the MOU:

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Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating Prairie Creek Mine.

•	Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and has granted Land Use Permit 2009 – L02 to provide road access through the Park to the Mine area.

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Canadian Zinc acknowledges the cooperative management relationship Parks Canada shares with the Dehcho First Nations in the management of Nahanni National Park Reserve.  This includes recognition of the 2003 Parks Canada -  Dehcho First Nation Interim Park Management Arrangement and the role of the cooperative management mechanism – Nah?a Dehé Consensus Team.

Nahanni National Park Reserve:

Recently expanded to cover over 30,000 km2, Nahanni National Park Reserve protects a portion of the Mackenzie Mountains Natural Region and is an outstanding example of northern wilderness rivers, canyons, gorges and alpine tundra. Centred on the river valleys of the South Nahanni and Flat rivers in the southwest part of the Northwest Territories, Nahanni offers the adventurous visitor an unparalleled wilderness experience.

The Nahanni National Park Reserve is a jewel in Canada’s network of 43 national parks, 167 national historic sites, and four national marine conservation areas managed by Parks Canada on behalf of all Canadians. As a world leader in managing protected areas, Parks Canada works to ensure that Canada’s historic and natural heritage is presented and protected for the enjoyment, education and appreciation of all Canadians, today and in the future. Parks Canada sets the stage and invites Canadians, as well as people from around the world, to engage in personal moments of inspiring discovery of our treasured natural and historic places.

Prairie Creek Mine:

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine. The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

For further information contact:
John F. Kearney	Robert Kent
Chairman Canadian Zinc Corporation	Field Unit Superintendent, Southwest NWT Parks Canada
(416) 362- 6686	(867) 872-7900
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	149 McDougal Road Fort Smith, NT X0E 0P0 Tel: (867) 872-7900 Fax: (867) 872-3910
Alan B. Taylor	Media Relations
VP Exploration & Chief Operating Officer
Canadian Zinc Corporation
(604) 688- 2001
Suite 1710-650 West Georgia Street, Vancouver, BC  V6B 4N9
Tel: (604) 688-2001     Fax: (604) 688-2043
Tollfree:1-866-688-2001

Parks Canada Agency (819) 953-8371
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com